SECURITIES & EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)

                                  Securac Corp.
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                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
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                         (Title of Class of Securities)

                                   81370G 10 6
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                                 (CUSIP Number)

                         Codan Trust Company (BVI) Ltd.
                                   PO Box 3140
                          Romasco Place, Wickhams Cay 1
                             Road Town, Tortola, BVI
                             Attention: Michael Wood
                                 (284) 852-1010
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 19, 2004
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             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

CUSIP No. 038142 10 5                 13D                            Page 2 of 5
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Bayeux Trust

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a) [ ]
         (b) [ ]

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3  SEC USE ONLY

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4  SOURCE OF FUNDS *
              NA
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5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e) [ ]

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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
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                  7  SOLE VOTING POWER
                        3,742,300
Number of         --------------------------------------------------------------
Shares            8  SHARED VOTING POWER
Beneficially            0
Owned By          --------------------------------------------------------------
Each              9  SOLE DISPOSITIVE POWER
Reporting               3,742,300
Person            --------------------------------------------------------------
With              10 SHARED DISPOSITIVE POWER
                        0
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,742,300

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12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.1%
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14 TYPE OF REPORTING PERSON*
     OO

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                      *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

        Security: Common Stock, par value $.01 per share ("Common Stock")
                  (CUSIP No. 81370G 10 6)

        Issuer:                                    Securac Corp.
        Address of principal executive office:     2500, 520-5th Avenue, SW
                                                   Calgary, Alberta T2P 1V6

ITEM 2. IDENTITY AND BACKGROUND

      The person filing this report is Bayeux Trust (the "Reporting Person"). The Reporting Person is a trust, organized under the laws of the British Virgin Islands. The address of the trust is c/o Codan Trust Company (B.V.I.) Ltd., PO Box 3140, Romasco Place, Wickhams Cay 1, Road Town, Tortola, BVI Attention:
Michael Wood.

      The trustee of the Reporting Person is Bayeux Holdings Ltd., a British Virgin Islands company. There are no executive officers of Bayeux Holdings Ltd. and its directors are:

      Codan Services (B.V.I.) Ltd., a British Virgin Islands company engaged in the business of serving as corporate director and indirectly owned and controlled by the law firm of Conyers Dill & Pearman, whose head office is located at Clarendon House, 2 Church Street, PO Box HM 666, Hamilton HM CX Bermuda.

      Donald A. Mitchell, a retired Canadian citizen whose address is Box 2319 Rocky Mountain House, Alberta T4T 1B7.

      Since October 19, 1999, neither the Reporting Person, nor any of the other persons referred to above (each a "Related Person" and collectively "Related Persons") has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceeding any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The shares covered by this report were acquired by the Reporting Person pursuant to a letter agreement with the issuer under which the Reporting Person exchanged all common shares held by it in Securac Inc., an Alberta corporation, for shares of Common Stock at a rate of 2.7 shares of Common Stock for each common share of Securac Inc. The transaction was part of a larger transaction in which the issuer acquired all outstanding common shares of Securac Inc. on similar terms.


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

ITEM 4. PURPOSE OF TRANSACTION.

      The transaction covered by this report was made to facilitate the acquisition of Securac Inc. by the issuer and the related change in control of the issuer in favor of shareholders of Securac Inc. The transaction was also made for investment purposes.

      The Reporting Person reserves the right, in its sole discretion, to make additional investments in the issuer, and to decrease any investment through sale or otherwise, based on market conditions and other events as they may exist from time to time.

      Except as described herein, the Reporting Person has no plans or proposals that relate to or that would result in any of the events described in Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      The information contained in items 7-10, 11 and 13 of the cover page hereof is incorporated herein by this reference.

      Except as disclosed in this Report, neither the Reporting Person nor any Related Person (i) has engaged in any transaction in the issuer's securities during the past 60 days or (ii) beneficially owns any shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The trust document establishing and governing the Reporting Person contains provisions requiring approval of a committee of designated persons prior to the Reporting Person voting or disposing of the shares of Common Stock covered by this report. Except as disclosed in this report, no contracts, arrangements, understandings or relationships with respect to securities of the issuer and of the type referred to in Item 6 exist among the Reporting Person and Related Persons and between such persons and any person.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      None


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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 2004

                                    Bayeux Trust
                                    By: Bayeux Holdings Ltd.

                                    By: /s/ A. Guy Eldridge
                                       -----------------------------------------
                                       Name:  A. Guy Eldridge, Director of Codan
                                              Services (B.V.I.) Ltd.
                                       Title: Corporate Director


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
           CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


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